Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep Reports Positive Final Efficacy Data from TACTI-mel Trial in Melanoma

Key Trial Findings

•	Favourable safety profile of eftilagimod alpha in combination with pembrolizumab

•	Deep and durable responses have been observed with tumour shrinkage in 56% and 66% of patients in part A and B respectively

•	Disease Control Rate of 66% of patients in each Part A and B (24 patients in total)

SYDNEY, AUSTRALIA – October 15, 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, today announces mature positive efficacy data from its TACTI-mel Phase I clinical study combining its lead product candidate, eftilagimod alpha (“efti” or “IMP321”) with KEYTRUDA® (pembrolizumab) in metastatic melanoma.

The data will be presented by Dr. Frédéric Triebel, Chief Scientific Officer and Chief Medical Officer of Immutep at the World Immunotherapy Congress as part of the Festival of Biologics 2019 being held in Basel, Switzerland on 15th October 2019.

Commenting on the positive results, Dr. Triebel said, “The combination therapy with efti shows very encouraging efficacy signals of synergy with KEYTRUDA along with a favourable safety profile so far in this high-risk patient population. Patients are responding well to the combination treatment, their tumours are shrinking and not growing back over a long follow up period. In addition, we have seen the complete disappearance of all target tumour lesions for six patients plus one patient with a metabolic complete response on the PET-scan. The efficacy data is now final with a long follow up, the safety assessment is ongoing.”

Overview of Trial

TACTI-mel evaluated the combination of efti with anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in 24 patients with unresectable or metastatic melanoma. Patients participating in the trial had a very late stage of disease: 75% classified as M1c (associated with lowest probability of survival), 67% had lung metastasis, 50% had liver metastasis, 50% had elevated LDH (poor prognosis marker) and many had either a suboptimal response or disease progression with pembrolizumab treatment as a monotherapy. All patients received subcutaneous injections of efti every two weeks, with a treatment duration of up to either six or 12 months.

TACTI-mel is a multi-centre, open label clinical trial involving four cohorts of six patients per cohort:

•

Part A includes the first three cohorts testing different dosages of efti (1mg, 6mg and 30mg) in combination with pembrolizumab, with efti treatment given for six months only and commencing at cycle five of pembrolizumab treatment.

•	Part B includes the remaining cohort testing a 30mg dosage of efti given for 12 months in combination with pembrolizumab, starting at cycle 1, day 1 of pembrolizumab treatment.

The primary endpoint of the trial is safety and tolerability, with the outcome to determine the recommended dose for a Phase II trial. The trial also evaluated efficacy through Overall Response Rate (ORR), tumour shrinkage and Disease Control Rate (DCR).

Key Findings

•	Efti has a favourable safety profile in combination with pembrolizumab with no dose-limiting toxicities.

•	The recommended dosage level for a Phase II trial is 30mg of efti, which is the dosage level currently used in the ongoing TACTI-002 Phase II trial.

•	Deep (with 12 patients (50%) having a decrease of ≥ 75 % in the target lesions) and durable (9 patients (38%) being treated for ≥ 12 months with pembrolizumab ± efti) responses have been observed.

The key efficacy findings from the trial are:

Measured according to irRC	Part A* N=18	Part B** N=6	Part A + B C1D1 analysis*** N=24
Overall Response Rate (ORR)	6 (33%)	3 (50%)	14 (58%)
Patients with tumour shrinkage	10 (56%)	4 (66%)	17 (71%)
Disease Control Rate (DCR)	12 (66%)	4 (66%)	Not reported
Progression free at 6 months	Not reported	4 (66%)	14 (58%)

*	Part A: Combination treatment began at cycle 5 of pembrolizumab treatment with patients having suboptimal response to pembrolizumab monotherapy and included a dose escalation of efti.
**	Part B: Combination treatment started from cycle 1 day 1 of pembrolizumab.
***	Part A+B C1D1 analysis: Performed exploratory analysis starting from cycle 1 day 1 of pembrolizumab, including the 4 cycles pembrolizumab monotherapy (“C1/D1 Analysis”) and include pts from part B

The full presentation is available on the Company’s website at http://www.immutep.com/investors-media/presentations.html

About the TACTI-mel clinical trial

The TACTI-mel (Two ACTive Immunotherapies in melanoma) Phase I clinical trial is a multicentre, open-label study evaluating the combination of eftilagimod alpha (“efti”) with pembrolizumab, in unresectable or metastatic melanoma patients that have had either a suboptimal response or had disease progression with pembrolizumab monotherapy (clinicaltrials.gov identifier NCT 02676869).

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, is a best-and-first-in-class MHC II agonist. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC; a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (or pembrolizumab, an anti-PD-1 therapy) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869). Immutep is also developing a LAG-3 agonist monoclonal antibody for autoimmune diseases (IMP761) that is currently in preclinical development.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com